                                                               EXHIBIT (a)(5)(F)

           ArvinMeritor Sends Letter to Dana's Independent Committee

TROY, Mich., (July 28, 2003) - ArvinMeritor, Inc. (NYSE: ARM) today sent the following letter to the members of the Committee of Independent Directors of Dana Corporation (NYSE: DCN):

         July 28, 2003

         Mr. Glen H. Hiner
         Mr. Benjamin F. Bailar
         Mr. A. Charles Baillie
         Mr. Edmund M. Carpenter
         Mr. Eric Clark
         Ms. Cheryl W. Grise
         Mr. James P. Kelly
         Ms. Marilyn R. Marks
         Mr. Richard B. Priory

         Dear Mr. Hiner and Members of the Committee of Independent Directors:

         We have reviewed the Schedule 14D-9 that Dana Corporation filed with the Securities and Exchange Commission on July 22, 2003 and the amended and restated Schedule 14D-9 that Dana filed on July 23, 2003.

         We noted that on July 18, 2003 the Dana Board formed a Committee of Independent Directors to consider our offer and other "possible strategic alternatives." We are pleased that Dana's independent directors have apparently recognized the conflict that Dana's management has in considering our offer. It is apparent from both management's statements to me and management's public statements -- to the effect that there is no price at which Dana would consider discussing a transaction with ArvinMeritor -- that management had no intention of fairly considering our offer. We also note that management's public statement that there is no "business logic" to a combination is contrary to the opinion of numerous industry analysts and investors and irrelevant to your shareowners given the all cash nature of our offer for Dana shares.

         We are encouraged that it appears that the independent directors may have taken control of the process and we would very much like to be part of your process. To that end, we would like to meet with you to discuss our all cash offer that will provide your shareowners with the opportunity to realize significant value without relying on the uncertain outcome of Dana's long-term serial restructuring efforts.

         We have noted Dana's concerns regarding our financing for the transaction and potential antitrust issues as reasons for recommending that shareowners reject our tender offer. We are confident that if you and your advisors meet with us we can resolve all of these concerns to your satisfaction.

         As I have expressed several times before, if Dana is willing to work with us to consummate a transaction, we are prepared to analyze further whether a higher value is warranted. In addition, we are flexible in considering a mix of cash and stock if it will facilitate a transaction. In the meantime, as a shareowner of Dana, we expect that Dana's Board and the Committee will not take any action that will impair the value of the company.

         I am confident that working together we can quickly close a transaction that is in the best interests of both companies' shareowners and other interested constituencies. I will be calling you shortly to schedule a meeting.

         On behalf of the ArvinMeritor Board of Directors,

         Sincerely,

         /s/ Larry Yost
         ------------------------------------
         Larry Yost
         Chairman and Chief Executive Officer


--------------------------
1 See responses of Joseph Magllochetti to questions during Dana's Q2 2003 earnings conference call, July 23, 2003.

    ArvinMeritor, Inc. is a premier $7-billion global supplier of a broad range of integrated systems, modules and components to the motor vehicle industry. The company serves light vehicle, commercial truck, trailer and specialty original equipment manufacturers and related aftermarkets. In addition, ArvinMeritor is a leader in coil coating applications. The company is headquartered in Troy, MI, and employs 32,000 people at more than 150 manufacturing facilities in 27 countries. ArvinMeritor's common stock is traded on the New York Stock Exchange under the ticker symbol ARM. For more information, visit the company's Web site at: www.ArvinMeritor.com.

                                     # # #

    The solicitation and offer to purchase is made only pursuant to the Offer to Purchase and related materials that ArvinMeritor and Delta Acquisition Corp. filed with the Securities and Exchange Commission on July 9, 2003. Investors and security holders are advised to read such documents because they include important information. Investors and security holders may obtain a free copy of such documents at the SEC's website at www.sec.gov, from ArvinMeritor at 2135 W. Maple Road, Troy, MI 48084, Attn: Investor Relations, or by contacting Mackenzie Partners, Inc. at (212) 929-5500 collect or at (800) 322-2885 toll-free or by email at proxy@mackenziepartners.com.

This press release contains forward-looking statements. These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. ArvinMeritor cannot provide assurances that the tender offer described in this press release will be successfully completed or that we will realize the anticipated benefits of any transaction. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the demand for commercial, specialty and light vehicles for which ArvinMeritor supplies products; risks inherent in operating abroad, including foreign currency exchange rates; availability and cost of raw materials; OEM program delays; demand for and market acceptance of new and existing products; successful development of new products; reliance on major OEM customers; labor relations of ArvinMeritor, its customers and suppliers; successful integration of acquired or merged businesses; achievement of the expected annual savings and synergies from past and future business combinations; competitive product and pricing pressures; the amount of ArvinMeritor's debt; the ability of ArvinMeritor to access capital markets; the credit ratings of ArvinMeritor's debt; the outcome of existing and any future legal proceedings, including any litigation with respect to the transaction, environmental or asbestos-related matters; as well as other risks and uncertainties, including but not limited to those detailed herein and from time to time in ArvinMeritor's Securities and Exchange Commission filings.



                                       2